THE LEBRECHT GROUP

A Professional Law Corporation

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq.*
Admitted only in California*

May 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

On behalf of Sunpeaks Ventures, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated March 13, 2012, regarding the above-listed Current Report on Form 8-K for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.  In order to address these comments the Company will be filing an amendment No. 1 to its Current Report (the “Amended Filing”).

Forward Looking Statements, page 2

1.

We note your statement that the report includes forward-looking statements. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please explain supplementally or either:

•

delete any references to the Private Securities Litigation Reform Act; or

•

make clear, each time you refer to the litigation reform Act, that the safe harbor does not apply to your company.

In the Amended Filing the forward-looking statements disclaimer will be modified to address the above-concerns.

2.

Please provide clear disclosure of the amount of debt that was owed in each of the settlement agreements. In addition, please clarify when you intend to issue common stock to Whetu under the settlement agreement described on page 3.  Also, file the agreement as an exhibit. The exhibits index indicates Exhibit 10.11 was filed with this Form 8-K.  However, we are unable to locate this exhibit.

The Amended Filing will provide the requested information regarding the settlement agreements and an update on the status of the stock issuance.  The Company will also include a copy of the omitted exhibit.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:
9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

Business, page 4

3.

Please provide the basis for the statement that you are “focused on originating a high volume of special orders from a wide customer base.” It appears, based upon the financial statements, that you have only generated a small amount of revenues.

While the origination of a high volume of special orders from a wide customer base is the focus of the Company and its management, the Company will amend this disclosure in the Amended Filing to indicate that is the Company’s plan of operations going forward with a reference to its operations to date.

4.

Please expand your disclosure regarding hard-to-find and specialty drugs to clarify how these drugs differ from each other and other drugs distributed to the healthcare provider market.

The Amended Filing will include expanded disclosure in the Company Overview section to clarify what the Company means by “hard-to-find” and “specialty” drugs.

5.

Please disclose the percentage of revenue generated by each class of your products or services, including specialty drugs, for your most recent fiscal periods.

The Amended Filing will ultimately include expanded disclosure in the Company Overview section to outline the current percentage of the Company’s business generated by its distribution services versus business generated by Clotamin.  The draft of the Amended Filing attached hereto has blanks for the revenue figures until the financial statements for December 31, 2011 and December 2010 have been completed.

6.

Please describe your relationship with Healthrite Pharmaceuticals referenced on page 8 of Exhibit 99.1 and page 6 of Exhibit 99.2 including how you act as agent in the revenue process. In addition, it would appear disclosure should also be provided in the related party transactions section, as required by Item 404 of Regulation S-K.

Healthrite Pharmaceuticals is a “waiver” pharmacy, meaning it [_____________].  As a result, Healthrite provides pharmaceuticals to HDS and is an entity controlled by Mr. Barch, the Company’s President and a Director of the Company.  Healthrite is in the process of surrendering its pharmaceutical license, effective [__________], due to how tedious it is to maintain a pharmaceutical license, and as a result, it will not be supplying any more pharmaceuticals to HDS.  This action is not expected to have a material impact on HDS’s business as it has numerous other suppliers.

The Company will revise the disclosure in the Amended Filing, where appropriate, in order to disclose the relationship with Healthrite.

Distribution Services, page 4

7.

Please expand your description of your customers to describe the type of customers who purchase the products you distribute. Clarify how you distribute your products, as required by Item 101(h)(4)(ii) of Regulation S-K.

The Amended Filing will contain additional disclosure to address this issue.

8.

We note your intention to establish direct sourcing relationships with manufacturers. Please describe your current established vendor relationships. For example, do they include product distribution agreements referenced for your competitors on page 5.  Also, identify your principal suppliers and file all material agreements with principal suppliers as exhibits. Refer to Item 101(h)(4)(v) of Regulation S-K.

The Amended Filing will contain additional disclosure to address this issue.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

9.

Please explain what you mean by their quota-like system of allocation at the end of page 4.

Many hard to find drugs are allocated to various wholesalers wholesalers using a quota system where each location is allocated a certain amount of certain drugs based on equal distribution and not necessarily based on need.  This system is a causes for many facilities, including hospitals and other acute care facilities that may need additional hard to find drugs, to contact HDS or companies like HDS to acquire these drugs because the drugs are hard-to-find.

The Company will include additional disclosure in the Amended Filing to clarify this issue.

Clotamin, page 5

10.

Please revise your disclosure regarding your rights, title and interest to Clotamin to clarify whether and what intellectual property rights you have in addition to the trademark described on page 7.

The Amended Filing will contain additional disclosure to address this issue.

11.

Please provide an expanded description of your arrangements for the manufacture and distribution of Clotamin. Also, clarify where you maintain the inventory disclosed on your balance sheet.

The Amended Filing will contain additional disclosure to address this issue.

Sourcing and Distribution Services, page 5

12.

Please discuss your competitive position in the industry. For instance, clarify whether your competitors are generally more established companies, with greater financial resources and longer operating histories. See Item 101(h)(4)(iv) of Regulation S-K.  In addition, please provide disclosure regarding your competitors for each of the two separate portions of your business.

The Amended Filing will contain additional disclosure to address this issue.

13.

Disclose the material terms of the agreement with NCPA and file the agreement as an exhibit.

The National Community Pharmacist Association is an association of smaller, community pharmacies that are not the Walgreens, CVS’s, etc.  The Company entered into the agreement with the NCPA in order to get access to local pharmacies for potential sales of Clotamin.  The agreement was executed on April 27, 2010 and expired, by its terms, on April 27, 2012. The Company did not renew the agreement as it did not see the expected benefits from the agreement.

The Company will contain disclosure to address the agreement with NCPA, as well as the recent developments.

14.

Clearly disclose the portion of proceeds that are given to NBCA. Government Approval and Regulations, page 6

The amounts the Company has paid to NBCA has varied over the years.  The Company will provide disclosure in the Amended Filing regarding these amounts.  Under the Company’s current arrangement with NBCA, going forward the Company will issue NBCA a check on a quarterly basis for $0.10 per bottle sold.  The Company will provide disclosure this effect in the Amended Filing.

15.

Please identify the states where you are seeking approval to distribute and disclose the status of the approval in those states. We also note the reference on page five to obtaining federal licenses as a barrier to entry. Please provide clear disclosure of any federal licensing. Refer to Item 101(h)(4)(viii) of Regulation S-K.

The Amended Filing will contain additional disclosure to address this issue.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

16.

Please reconcile your disclosure in this section of the effect of government regulations on your business with your disclosure in the risk factor on page 10.  We note, for example, the references to the Drug Enforcement Administration, HHS and CMS on page 10 that are not discussed in the description of your business. Also, if you elect to use acronyms in your disclosure please explain these terms.

The Amended Filing will contain additional disclosure to address this issue.

17.

Given the references to reimbursement risk on page 10, please tell us why you do not include a discussion of the regulations relating to reimbursement that affect your business in this section.

The Amended Filing will contain additional disclosure to address this issue.

Employees, page 7

18.

Please disclose the number of full-time employees of the company, in addition to the total employees. See Item 101(h)(4)(xii) of Regulation S-K.  Such numbers should include the company as a whole, including any subsidiaries.

The Amended Filing will contain additional disclosure to address this issue.

Risk Factors, page 8

19.

Please address your limited operating history, your minimal revenues, your continuing losses, your insufficient insurance and your plans to issue additional equity securities in your risk factors or tell us why you believe such disclosure is not required.

The Amended Filing will contain additional disclosure to address this issue.

Management’s Discussion and Analysis…, page 11

20.

Please revise this entire item to include an analysis of the results of operations, liquidity and financial condition of HDS for the applicable periods instead of the discussion relating to the shell company, Sunpeaks Ventures, Inc.

The Amended Filing will ultimately include the required management’s discussion and analysis of HDS for the fiscal years ended December 31, 2011 and 2010..  The draft of the Amended Filing attached hereto has blanks until the financial statements for December 31, 2011 and December 31, 2010 have been completed.

Liquidity and Capital Resources, page 12

21.

Please expand the page 13 discussion of your liquidity requirements and capital resources to further address, in quantified terms, your sources of cash, indebtedness, including the terms of any line of credit, and cash requirements. We note your cash amounts disclosed in the balance sheet of Healthcare Distribution Specialists as of September 30, 2011 and the cash amounts disclosed in the balance sheet of Sunpeaks Ventures, Inc. as of December 31, 2011, and the significantly larger current liabilities disclosed on those balance sheets.

The Amended Filing will ultimately include the required liquidity requirements and capital resources of HDS for the fiscal years ended December 31, 2011 and 2010..  The draft of the Amended Filing attached hereto has blanks until the financial statements for December 31, 2011 and December 31, 2010 have been completed.

Future Financings, page 13

22.

Given your financial condition and your intention to fund your business through additional equity financing, please expand your disclosure in this section to address whether you have any specific plans to raise additional capital through equity transactions.

The Amended Filing will contain additional disclosure to address this issue.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

Directors and Executive Officers, page 15

23.

Please revise the business experience for Mr. Barch to disclose the business activities associated with HDS.

The Amended Filing will contain additional disclosure to address this issue.

Summary Compensation Table, page 17

24.

Please revise the summary compensation table to include any compensation paid to Mr. Barch from HDS.

The Amended Filing will contain additional disclosure to address this issue.

Certain Relationships and Related Transactions, page 17

25.

Please provide the disclosure required by Item 404 of Regulation S-K for all related party transactions. We direct your attention to footnote seven to the financial statements.

The Amended Filing will contain additional disclosure to address this issue.

26.

Please identify the specialty pharmacy owned by Mr. Barch and disclose the amount involved in the transaction, as required by Item 404(a)(3) of Regulation S-K.

The Amended Filing will contain additional disclosure to address this issue.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 18

27.

Please reconcile the statement that your common stock is quoted on the OTCBB with the statement in the following paragraph that “as of February 16, 2012, the Company has not begun trading on the OTCBB.” In addition, please provide the disclosure required by Item 201(a)(iii) of Regulation S-K.

The Amended Filing will contain additional disclosure to address this issue.

Recent Sales of Unregistered Securities, page 19

28.

Please provide the complete description of your sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K in this section.

The Amended Filing will contain additional disclosure to address this issue.

Description of the Registrant’s Securities, page 19

Class A Preferred Stock, page 20

29.

Please describe the material terms of your preferred stock.

The Amended Filing will contain additional disclosure to address this issue.

Financial Statements and Exhibits, page 23

30.

Please tell us where you have filed the agreement governing your line of credit referenced on page 2 of Exhibit 99.2 as an exhibit, or tell us why you have not filed such agreement.

The Amended Filing will contain additional disclosure to address this issue.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

Change in Year-End

31.

Please tell us whether your fiscal year-end will remain June 30, 2011 or whether you have adopted December 31, the fiscal year-end of Healthcare Distribution Specialists Inc. (HDS), as your year-end. If your fiscal year-end has changed, please include the appropriate disclosure under Item 5.03.

The Company has adopted the fiscal year end of HDS, December 31st, which will be reflected in the Amended Filing.

Exhibit 99.1

Amerisure Pharmaceuticals LLC Financial Statements

For Fiscal Years Ended December 31, 2010 and 2009

General

32.

Please note that financial statements of HDS as of and for the year ended December 31, 2011 are due 90 days after its year-end or March 30, 2012.  Please file an amended 8-K on or after that date to provide the updated financial statements to ensure there is no lapse in reporting for the acquired entity.

The audit of the financial statements of HDS as of and for the year ended December 31, 2011 is in process. An amendment to the Form 8-K will be filed to provide the financial statements for the year ended December 31, 2011 immediately following completion of the audit.

33.

Please label the financial statements as Healthcare Distribution Specialists, Inc. or clearly indicate in Note 1 to the financial statements that the name has changed to Healthcare Distribution Specialists, Inc.

HDS changed its name from AmeriSure Pharmaceuticals LLC to Healthcare Distribution Specialists LLC on July 28, 2011.  The financial statements to be filed with the Amended Filing will be labeled as Healthcare Distribution Specials LLC (formerly Amerisure Pharmaceuticals LLC).  The Company will also clearly indicate the name change in Note 1 to the financial statements included in the Amended Filing.

Notes to Financial Statements

Note 2. Significant Accounting Policies, page 7

(g) Revenue Recognition, page 8

34.

You disclose on page 17 that a specialty pharmacy owned by Mr. Barch purchases pharmaceuticals directly from manufacturers and then resells the products to Healthcare Distribution Specialists. Please identify this specialty pharmacy and disclose how HDS accounts for and reports these purchases in the financial statements.

The name of the specialty pharmacy is HealthRite Pharmaceuticals (“HealthRite”).  During the years ended December 31, 2011 and 2010, HDS purchased $1.1 million and $425,000, respectively, of inventory from HealthRite, which was then resold to customers for the same amounts.  Accordingly, HDS’s gross revenue and gross cost of goods sold were $1.1 million for the year ended December 31, 2011 and $425,000 for the year ended December 31, 2010.

In accordance with FASB ASC 605-45-45, HDS reports revenue net of cost of goods purchased by HDS from HealthRite, as HDS acts in the capacity of an agent for HealthRite. Determining whether an entity functions as an agent or a principal is a matter of judgment. HDS considered multiple indicators in the determination that it functioned as an agent for HealthRite, such as HDS did not and does not have full credit risk with regards to collection from customers and does not have general inventory risk.

The Company plans to include gross revenue amounts, along with net revenue amounts, for all years presented, in the revenue recognition policy contained in the amendment to our Form 8-K.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

35.

We note that the inventory of HDS is purchased by another entity on its behalf and then sold by HDS to third parties on behalf of presumably yet another entity. These transactions have a significant effect upon the financial statements of HDS.  Please explain to us why you believe the existing financial statement presentation is more meaningful than a consolidated presentation including the two specialty pharmacies that would present the transactions with third parties on the face of the financial statements. In addition, please provide us with the amount of revenue and cost of sales that HDS is netting for each year for which a statement of operations is presented.

HDS purchases and sells products on behalf of HealthRite (there is only one specialty pharmacy). During the years ended December 31, 2011 and 2010, HDS had $1.1 million and $425,000 of sales and cost of sales (which net to $0 in 2011 and 2010), respectively, with HealthRite.   HDS does not have full credit risk with regards to collection from customers and has no general inventory risk. Thus, there is no impact to HDS’s operations from its relationship with HealthRite.  Furthermore, during 2010, the majority of HealthRite sales were made directly to a third party.

Based upon the above considerations and an overall evaluation of the arrangement, the Company does not believe it is more meaningful to combine HealthRite and HDS on the face of the financial statements. We plan to file an amendment to our Form 8-K. We will   expand upon our disclosure of the arrangement and resulting transaction in the notes to the combined financial statements included in our amended 8-K.

Exhibit 99.2

Healthcare Distribution Specialists, Inc. Financial Statements

For the Interim Periods ended September 30, 2011 and 2010

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 5

(k). Inventory, page 7

36.

Disclose the balance of any inventory reserves recognized in the financial statements.

At September 30, 2011 and 2010, the Company’s allowance for obsolete or unmarketable inventory was $0, and $0, respectively.  The Company will include such disclosure in an amendment to our Form 8-K.

Note 3.  Business Combination

37.

Please identify the nature of the relationship with the family member who owned 56% of GNR.

At the time when HDS acquired various assets owned or controlled by GNR (the “Acquisition”) the President and Director of AmeriSure held 44% ownership interest in GNR. The remaining 56% ownership interest in GNR was held by the President’s brother.

38.

If HDS’s acquisition of GNR on August 1, 2011 was an acquisition of entities under common control, please revise to consolidate GNR on a retroactive basis beginning with the first date as of which financial statements of HDS are presented. Please refer to FASB ASC 805-50-45-2.

HDS’s acquisition of GNR on August 1, 2011 was an acquisition of entities under common control. The Company will file an amendment to our Form 8-K in which all presented financial statements will be restated to include GNR on a retroactive basis. Consistent with the requirements of FASB ASC 805-50-45-2, the restated combined financial statements to be included in the amended Form 8-K will be comprised of the operations of HDS and GNR, which were separate entities prior to the Acquisition, from the beginning of the earliest period presented to the date the Acquisition was completed and the combined operations from the date the Acquisition was completed to the end of the period.

Ruairi Regan

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 7, 2012

Pro Forma Financial Statements

39.

Please provide pro forma financial statements as required under Rule 8-05 of Regulation S-X to give effect to the acquisition of HDS by Sunpeaks Ventures, Inc. Please also disclose the accounting for this transaction.

Risk Factors, page 6

The Company will supply the required pro forma financial statements in the Amended Filing, once the financial statements for HDS for December 31, 2011 and 2010 are completed.

Company Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler, Esq.

Craig V. Butler, Esq.

May 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn: Ruairi Regan

Re:

Sunpeaks Ventures, Inc.

Current Report on Form 8-K

Filed February 17, 2012

File No. 000-54523

Dear Mr. Regan:

Sunpeaks Ventures, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about May 7, 2012:

Company’s Statements

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Mackie Barch

Mackie Barch

Chief Executive Officer